Exhibit 4

FOR IMMEDIATE RELEASE	13 JANUARY 2014

WPP PLC (“WPP”)

WPP takes majority stake in GroupM and JWT businesses in Russia

WPP has agreed to take an 80% majority stake in the WVI Group of companies, the joint venture holding company for a number of WPP brands in Russia, including media investment management businesses Maxus, MEC, MediaCom, Mindshare, GroupM and the global marketing communications company JWT. The deal is subject to regulatory approval. An agreement has also been reached to purchase the remaining 20% stake in 2016.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors. WPP companies (including associates) in Russia have revenues of over US$300 million and employ over 2,000 people. Across the Central and Eastern European markets collectively, WPP companies (including associates) generate revenues of well over US$600 million and employ almost 6,000 people, underlining its leadership position in this important region.

Contact:

Feona McEwan, WPP London

+ 44(0) 207 408 2204